# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Avalo Therapeutics, Inc., CIK 0001534120
CUSIP: 05338F306
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 885 Third Avenue, 20th Floor, New York, New York (NY), 10022
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001773195

## Reporting persons
- Affinity Healthcare Fund, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,006,217; sole dispositive power 0; shared dispositive power 1,006,217; aggregate amount beneficially owned 1,006,217 (7.65% of the class)
- Affinity Asset Advisors, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,006,217; sole dispositive power 0; shared dispositive power 1,006,217; aggregate amount beneficially owned 1,006,217 (7.65% of the class)

## Item 1. Issuer
Name of issuer: Avalo Therapeutics, Inc.
Address of issuer's principal executive offices: 1500 Liberty Ridge Drive, Suite 321 Wayne, PA 19087

## Item 2. Person Filing
Name of person filing: Affinity Healthcare Fund, LP Affinity Asset Advisors, LLC
Address of principal business office or, if none, residence: 450 Park Avenue, Suite 1403, New York, NY 10022
Citizenship: Delaware

## Item 4. Ownership
Amount beneficially owned: Affinity Asset Advisors, LLC (the "Advisor") is the investment manager of Affinity Healthcare Fund, LP (the "Fund") and exercises investment discretion with regard to the securities reported herein. As of September 30, 2025, the Fund beneficially owned an aggregate of 1,006,217 shares of Common Stock of the Issuer, or 7.65% of the outstanding shares of Common Stock of the Issuer, and the Advisor may be deemed to be the beneficial owner of such 1,006,217 shares of Common Stock of the Issuer owned by the Fund by virtue of its position as investment manager of the Fund. The Fund and the Advisor have the shared power to vote or to direct the vote and to dispose or direct the disposition of 1,006,217 shares of Common Stock of the Issuer. As of the date of this filing, the Fund beneficially owned an aggregate of 1,090,158 shares of Common Stock of the Issuer, or 6.01% of the outstanding shares of Common Stock of the Issuer.
Percent of class: The initial percentage set forth in the preceding paragraph and in Row 11 of the cover page for each reporting person is based on 13,152,356 shares of Common Stock of the Issuer outstanding as of August 6, 2025 as set forth in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 7, 2025. The percentage set forth in the preceding paragraph as of the date of this filing is based on 18,133,968 shares of Common Stock of the Issuer outstanding as of November 3, 2025 as set forth in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 6, 2025.
Sole power to vote or to direct the vote: 0.00
Shared power to vote or to direct the vote: 1,006,217.00
Sole power to dispose or to direct the disposition: 0.00
Shared power to dispose or to direct the disposition: 1,006,217.00

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Affinity Healthcare Fund, LP: /s/ Andrew Weinstein, Andrew Weinstein, Chief Financial Officer and Chief Compliance Officer (11/13/2025)
- Affinity Asset Advisors, LLC: /s/ Andrew Weinstein, Andrew Weinstein, Chief Financial Officer and Chief Compliance Officer (11/13/2025)